EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of World Energy Solutions, Inc.:

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (File No. 333-1140014) of our Report dated March 20, 2007, (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the Company’s change in its method of accounting for share based payments upon the adoption of Statement of Financial Accounting Standards No. 123(R), “Share-Based Payment”, effective January 1, 2006) relating to the consolidated financial statements which appear in the Annual report to Shareholders, which is included in this Annual Report on From 10-K of World Energy Solutions, Inc., for the year ended December 31, 2006.

/s/ UHY, LLP

Boston, Massachusetts
March 21, 2007